

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2013

Via E-mail
Colleen Hennessy
Bank of Montreal
111 West Monroe Street, P.O. Box 755
Chicago, Illinois 60690

> **Re: Bank of Montreal**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed October 4, 2013**
> **File No. 333-189814**

Dear Ms. Hennessy:

We have reviewed the above listed filing and related correspondence dated October 4, 2013 and have the following additional comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to our comments, we may have additional comments.

Summary of the Principal Documents, page 109

Mortgage Sale Agreement, page 116

Repurchase of Loans, page 128

1. We note your response to comment 28 of our letter dated July 30, 2013 and we reissue that comment in part. Please include the cross-reference to the relevant risk factor that explains the risks and conflicts associated with the Bank or its affiliates being the party obligated to repurchase.

Servicing Agreement, page 131

Representations and Warranties of the Servicer, page 133

2. Please disclose the credit ratings required to maintain the Servicing Agreement, in lieu of referring to a defined term.

Taxation, page 201

Canadian Taxation, page 212

3. Please revise your disclosure to indicate that the Canadian Taxation section constitutes the opinion of counsel and identify Canadian counsel.

4. Please revise the opening sentence to clarify that the section is a discussion of all material Canadian federal income tax information.

Item 9. Exhibits, page II-3

5. Please have counsel revise Exhibit 5.1 as follows:

    - Opine that each Covered Bond will be a binding obligation of the bank and that the guarantees will be binding obligations of guarantor.

    - Remove the limitations on reliance included in the first full paragraph on page 3.

    You may refer to Sections II.B.1.e and II.B.3.d of Staff Legal Bulletin No. 19 for guidance.

6. We note that Exhibit 23.1 is missing the accounting firm's name and signature. Please re-file the exhibit including these items with your next amendment.

    Please contact Ramin Olson at (202) 551-3331 or Laura Crotty at (202) 551-3563 with any questions you may have.

Sincerely,

/s/ Laura Crotty for

Suzanne Hayes
Assistant Director